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                              August 2, 2022

       William McCombe
       Chief Financial Officer
       Velo3D, Inc.
       511 Division Street
       Campbell , CA 95008

                                                        Re: Velo3D, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 001-39757

       Dear Mr. McCombe:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 58

   1. We note your statement on page 60 that your future cash requirements and the adequacy of available funds will
depend on many factors, including those set forth in the section of this Annual Report
titled     Risk Factors.    In lieu of references to elsewhere in the filing,
                                                        please identify within
the MD&A the factors that will result in or that are reasonably likely to result in
your liquidity increasing or decreasing in a material way.
       Notes to Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition, page 76

   2. Please clarify in your policy disclosure how you account for the revenue related to
 William McCombe
Velo3D, Inc.
August 2, 2022
Page 2
         the installation of the 3D Printer and bundled software. Refer to the last sentence in ASC
         606-10-55-86.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameWilliam McCombe                             Sincerely,
Comapany NameVelo3D, Inc.
                                                              Division of
Corporation Finance
August 2, 2022 Page 2                                         Office of
Technology
FirstName LastName